Exhibit 21.1

SIFCO Industries, Inc.
Subsidiaries of the Company
September 30, 2023

Subsidiary	State of Jurisdiction of Incorporation

SIFCO Turbine Component Services LLC	Ohio
SIFCO Irish Holdings, Limited	Ireland
SIFCO Turbine Components Limited	Ireland
Quality Aluminum Forge, LLC	Ohio
C Blade S.p.A. Manufacturing & Forging	Italy